March 14, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporation Finance
100 F Street NE

Washington, D.C. 20549

Re:	China New Borun Corporation Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 6, 2012 Correspondence submitted January 31, 2013 File No. 001-34754

Dear Ms. Jenkins:

I refer to your letter dated March 5, 2013, relating to China New Borun Corporation’s correspondence submitted January 31, 2013 regarding Staff comments on the company’s annual report on Form 20-F for the fiscal year ended December 31, 2011 (the “Letter”). The Letter has requested us to respond within ten business days.

We are in the process of collecting and investigating the relevant facts in order to prepare accurate and complete answers to these issues. Therefore, we respectfully request an extension of the deadline by four (4) business days. We intend to submit our response on March 25, 2013.

Please do not hesitate to contact me if you have additional questions or require additional information.

China New Borun Corporation

By:	/s/ Terence Chen
Name:	Terence Chen
Title:	Chief Financial Officer